News release

Zi Corporation Licenses eZiText to Axess Telecom

User-Friendly Text Input Technology to Be Featured on Handsets Designed
for Fast-Growing Global WLL Market

CALGARY, AB, June 27, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has extended its reach into the emerging Asian, Latin American, European and Russian markets by licensing its user friendly, eZiText® predictive text input technology to a leading communications equipment and electronics manufacturer based in Korea: Axess Telecom Co. Ltd. Axess Telecom will embed eZiText in its fixed-wireless handsets that are designed for use with a wireless local loop (WLL) connection, which is well suited for urban or remote communities throughout the world that lack traditional wired telephone connections. The agreement calls for Zi to receive upfront engineering and implementation fees from Axess Telecom as well as a royalty for each handset sold.

Axess Telecom will embed the eZiText technology in CDMA (Code Division Multiple Access) WLL handsets for telecom carriers such as China Unicom, who have identified SMS (short messaging service) as a mandatory specification for their WLL handset suppliers. To serve customers in various strategic markets around the world the manufacturer has licensed the Zi technology for use in English, Spanish, Portuguese, Russian, simplified Chinese and traditional Chinese. eZiText provides users with richer, more personalized text input experiences by enabling them to easily and quickly compose short messages in their native language on a handset's limited keypad.

"Short messaging is essential for our customers and including Zi's eZiText allows us to offer the easiest to use and most personal predictive text technology for short messaging on the market," said Axess Telecom CTO Yeongjee Chung, Ph.D.

Chung said eZiText was selected over its competitors because it has "superior performance and is easy to install thereby adding immediate value to our products."

WLL technology, which offers voice, data, and messaging capabilities, is considered an important advancement in telecommunications. It provides new and existing telecom carriers and other types of service providers quick access to emerging and largely undeveloped new markets and new customers by creating "last mile" connections through the use of radio signals without the expense and difficulty associated with the installation of traditional copper cables used in public telephone networks. According to research firm commNOW, the worldwide WLL market is estimated to grow from around 55 million subscribers in 2000 to about 250 to 290 million subscribers in 2006.

"This licensing agreement helps extend our reach into established and emerging global markets and firmly positions Zi and eZiText in the rapidly growing WLL space," said Gary Mendel, vice president of sales and marketing, Zi Corporation. "The agreement also underscores the value of our technology for applications that require a native language text interface to best serve localized markets. Axess Telecom has recognized the importance of Zi's value enhancing eZiText technology in serving a broad range of market segments around the world, and this relationship is an important addition to our base of alliances with key telecommunications equipment manufacturers."

Zi's eZiText text input technology significantly increases the ease, speed and accuracy of text input on any electronic device, including mobile phones, hand-held computers, automotive systems and set-top boxes. Incorporating eZiText into mobile devices enables consumer electronic manufacturers and telecom carriers to provide consumers with richer, more personalized text input experiences.

About Axess Telecom Co. Ltd.
                 Axess Telecom Co. Ltd. (www.axesstelecom.com) is a leading global developer of products that offer wireless users in a fixed environment the ability to access next-generation high-speed data and information services. The company's ground-breaking products include wireless local loop (WLL) handsets, optimization products for the global code division multiple access (CDMA) communications market and produce the latest model Payphone.

About Zi Corporation
                 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTapTM and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information: Investor Inquiries: Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc Len Hall Phone: (949) 474-4300 E-mail: len@allencaron.com